FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2012

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 85 48

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number
1.	Telefónica – Financial Highlights for the period January – March 2012

FINANCIAL HIGHLIGHTS

•

Strong commercial momentum, driven by the launch of new tariffs and Telefónica’s leading position in the adoption of mobile broadband, allowing the company to surpass 309 million accesses at the end of the first quarter of 2012, a 7% year-on-year growth:

•	Total accesses continued accelerating their growth for the fourth consecutive quarter, underpinned by a strong expansion in mobile accesses (+8% year-on-year).

•

The continued adoption of smartphones resulted in a significant increase of mobile broadband accesses (+55% year-on-year) and also of those in the contract segment, which represent a third of the Group’s total mobile accesses.

•	Telefónica Latinoamérica closed the quarter leading the growth of the mobile market in the region.

•

Significant improvement of consolidated revenue growth (+0.5% year-on-year vs. -1.8% in the fourth quarter of 2011), despite negative impact from adverse regulation in Europe and a lower contribution from Spain:

•	Revenues stood at 15,511 million euros in the first quarter of 2012, a 1.6% year-on-year growth excluding the impact of mobile termination rates cuts.

•	Telefónica Latinoamérica is driving growth for the Group accounting for 48% of consolidated revenues and accelerating its revenue growth up to 8.3% year-on-year.

•	Strong mobile data revenue performance (+15.4% year-on-year), which already accounts for more than 33% of mobile service revenues.

•	OIBDA reached 5,081 million euros in the quarter, with an OIBDA margin of 32.8%:

•	After posting a set of robust results in the quarter, Telefónica Latinoamérica contributes for the first time to over 50% of consolidated OIBDA (+4 p.p. year-on-year in underlying terms).

•	Year-on-year OIBDA margin evolution (-2.8 p.p. in underlying terms) was mainly impacted by the strong commercial momentum and the negative effect of regulation.

•	Net income totalled 748 million euros (1,284 million euros in underlying terms).

•	Proactive financing policy which enabled the Company to refinance total 2012 maturities and prefinance over 40% of 2013 maturities.

•	First quarter results are in line with the internal estimates of the Company, and therefore we reiterate financial and operating guidance announced for 2012.

Comments from César Alierta, Executive Chairman:

“The results obtained in the first three months of 2012 reflect from an operating standpoint the strategic priorities established for the entire year. Our revenues have experienced a very significant year-on-year improvement, reflecting the successful change in the Company’s commercial strategy introduced in the second half of 2011. Thus, the commercial repositioning of tariffs, designed to be more competitive, drive penetration of mobile broadband services and minimise churn, has led to a strong commercial momentum since the beginning of the year which will revert in faster top-line growth throughout the year.

We continue working on several initiatives to improve efficiency and optimise the use of capital, leveraging our scale through Telefónica Global Resources and capturing the savings resulting from the restructuring programmes initiated in various countries. However, the fact that we are focused on laying the foundations for the future growth of the Company has a negative short-term effect on OIBDA margin performance, which is affected by the higher commercial expenses necessary to accelerate the growth of accesses and, in particular, of mobile broadband accesses. In this respect, it must be highlighted that we already have over 40 million mobile broadband accesses, driving mobile data revenue growth up to 15% year-on-year.

In Latin America, we are leading mobile market growth and the uptake of mobile broadband services. Revenues from Telefónica Latinoamérica posted sustained—almost double-digit—growth and, for the first time, this region accounted for over 50% of consolidated OIBDA. This performance shows the benefits of our high diversification, our key strength against a backdrop of challenging economies and adverse regulation in Europe.

In Spain, we pioneered the elimination of handset subsidies for new customers, taking a significant step towards a far-reaching transformation of the commercial structure of the market. This move, alongside the agreement reached with Mozilla to develop smartphones based on the open HTML5 system and the increased drive towards integrated tariffs and tiered pricing are clear examples of our strategy to transform the business model within the new digital environment. Additionally, Telefónica Digital is already delivering new innovative services adapted to the new usage patterns of our customers.

From the financial perspective, and despite market volatility, at the end of the quarter, we had already refinanced all of our 2012 maturities, whilst maintaining a sound liquidity position. In the coming months, we will continue to actively manage our asset portfolio, fulfilling our objective of reducing the leverage ratio.

Finally, I would like to highlight that the results for the first quarter are in line with the Company’s internal estimates and are coherent with the performance for the year as a whole, which we anticipate accelerating noticeably in the second half, and therefore we reiterate the financial and operational guidance announced for 2012.”

TELEFÓNICA

SELECTED FINANCIAL DATA

Unaudited figures (Euros in millions)

	January - March		% Chg
	2012	2011	Reported	Organic
Revenues	15,511	15,435	0.5	0.1
Telefónica Latinoamérica	7,519	6,941	8.3	7.8
Telefónica Europe	7,554	8,088	(6.6)	(6.9)
Other companies & eliminations	438	405	8.0
OIBDA	5,081	5,574	(8.8)	(7.6)
Telefónica Latinoamérica	2,549	2,528	0.8	0.2
Telefónica Europe	2,513	2,947	(14.7)	(14.8)
Other companies & eliminations	20	99	(80.4)
OIBDA margin	32.8%	36.1%	(3.4 p.p. )	(2.7 p.p. )
Telefónica Latinoamérica	33.9%	36.4%	(2.5 p.p. )	(2.5 p.p. )
Telefónica Europe	33.3%	36.4%	(3.2 p.p. )	(3.1 p.p. )
Operating Income (OI)	2,511	3,057	(17.8)	(15.0)
Telefónica Latinoamérica	1,309	1,379	(5.1)	(4.7)
Telefónica Europe	1,262	1,652	(23.6)	(23.5)
Other companies & eliminations	(60)	25	c.s.
Net income	748	1,624	(53.9)
Basic earnings per share (euros)	0.17	0.36	(53.4)
CapEx	1,712	1,551	10.3	16.3
Telefónica Latinoamérica	906	703	28.8	27.5
Telefónica Europe	742	721	2.9	2.4
Other companies & eliminations	64	128	(49.6)
OpCF (OIBDA-CapEx)	3,369	4,022	(16.2)	(16.3)
Telefónica Latinoamérica	1,643	1,825	(10.0)	(10.1)
Telefónica Europe	1,771	2,226	(20.4)	(20.3)
Other companies & eliminations	(45)	(28)	58.8

•	Reconciliation included in the excel spreadsheets.

Notes:

•	OIBDA and OI are presented before brand fees and management fees.

•	OIBDA margin calculated as OIBDA over revenues.

•	2011 and 2012 reported figures include the hyperinflationary adjustments in Venezuela in both years.

•	CapEx includes 5 million euros from the spectrum acquired in Nicaragua in the first quarter of 2012.

•

From January 1st, 2012, and due to the implementation of the new organization announced in September 2011, companies related to the digital world and global resources that were previously included in the consolidation perimeter of T.Latinoamérica (Terra,Medianetworks Perú,Wayra and the joint venture Wanda),T. España and T.Europe (TIWS,TNA, Jajah, Tuenti and Terra España) have been excluded from their consolidation perimeters and are included within “Other companies and eliminations”. Additionally, from the beginning of the year, the perimeter of consolidation of T.Europe includes T.España. As a result, the results of T. Europe, T. Latinoamérica and “Other companies and eliminations” have been restated for the fiscal year 2011,to reflect the above mentioned new organization. As this is an intragroup change, Telefónica consolidated results for 2011 are not affected.

•

Organic criteria : In financial terms, it assumes constant average exchange rates as of January-March 2011, and excludes hyperinflation accounting in Venezuela. Therefore, in OIBDA and in OI terms, in January-March 2011 the positive impact from the partial reduction of our economic exposure to Portugal Telecom is excluded (+89 million euros). Telefónica's CapEx excludes investments in spectrum and, in 2011, the real estate commitments associated with Telefónica’s new headquarters in Barcelona.

Disclaimer

This document contains statements that constitute forward looking statements about Telefónica Group (going forward, “the Company” or Telefónica) including financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations which may refer, among others, to the intent, belief or current prospects of the customer base, estimates regarding, among others, future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company.

The forward-looking statements in this document can be identified, in some instances, by the use of words such as “expects”, “anticipates”, “intends”, “believes”, and similar language or the negative thereof or by forward-looking nature of discussions of strategy, plans or intentions. Such forward-looking statements, by their nature, are not guarantees of future performance and involve risks and uncertainties, and other important factors that could cause actual developments or results to differ from those expressed in our forward looking statements. These risks and uncertainties include those discussed or identified in fuller disclosure documents filed by Telefónica with the relevant Securities Markets Regulators, and in particular, with the Spanish Market Regulator.

Analysts and investors, and any other person or entity that may need to take decisions, or prepare or release opinions about the securities issued by the Company, are cautioned not to place undue reliance on those forward looking statements, which speak only as of the date of this presentation.

Except as required by applicable law, Telefónica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefónica’s business or acquisition strategy or to reflect the occurrence of unanticipated events.

This document may contain summarized information or information that has not been audited. In this sense, this information is subject to, and must be read in conjunction with, all other publicly available information, including if it is necessary, any fuller disclosure document published by Telefónica.

Finally, it is stated that neither this presentation nor any of the information contained herein constitutes an offer of purchase, sale or exchange, nor a request for an offer of purchase, sale or exchange of securities, or any advice or recommendation with respect to such securities.

For further information please refer to the information on 2012 first quarter financial results filed by the Company and also available on the Company’s website: www.telefonica.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: May 11th, 2012	By:	/s/ Miguel Escrig Meliá
		Name:	Miguel Escrig Meliá
		Title:	Chief Financial Officer